ARTICLES OF AMENDMENT

                               PARKERVISION, INC.

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                       Pursuant to Section 607.1006 of the
                      Florida 1989 Business Corporation Law

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     FIRST: The name of the Corporation is ParkerVision, Inc.

     SECOND: This amendment to the Amended Articles of Incorporation was approved and adopted as prescribed by Section 607.1006 of the Florida 1989 Business Corporation Act, by the Board of Directors at a meeting held May 17, 2000, and by the holders of the common stock of the Corporation at a meeting held on July 13, 2000 at which meeting the number of votes cast for the amendment by the shareholders was sufficient for approval. At the meeting of shareholders, only the holders of common stock were entitled to vote on the amendment.

     THIRD: This amendment is to be effective immediately upon filing.

     FOURTH: Article IV of the Amended Articles of Incorporation is further amended by deleting the first paragraph of Article IV, Section 4.1, and in its place substituting the following:

          Section 4.1 AUTHORIZED CAPITAL. The number of shares of stock which this corporation is authorized to issue shall be 115,000,000 shares, of which 100,000,000 shares shall be voting Common Stock having a par value of $0.01 and 15,000,000 shares shall be Preferred Stock having a par value of $1.00 per share.

     IN WITNESS WHEREOF, we have executed this amendment to the Amended Articles of Incorporation this 17th day of July, 2000.

                                         PARKERVISION, INC.

                                         By: /S/ JEFFREY L. PARKER
                                             Jeffrey L. Parker,
                                             Chairman of the Board

                                         By: /S/ STACIE WILF
                                             Stacie Wilf,
                                             Secretary